UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 7, 2014

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the fourth quarter 2013 results of Statoil ASA.

2013 FOURTH QUARTER RESULTS

OPERATIONAL REVIEW
FINANCIAL REVIEW
OUTLOOK
FINANCIAL RISK UPDATE
HEALTH, SAFETY AND THE ENVIRONMENT (HSE)
DEVELOPMENT AND PRODUCTION NORWAY
DEVELOPMENT AND PRODUCTION INTERNATIONAL
MARKETING, PROCESSING AND RENEWABLE ENERGY
FUEL & RETAIL
LIQUIDITY AND CAPITAL RESOURCES
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Reconciliation of net operating income to adjusted earnings
Reconciliation of adjusted earnings after tax to net income
END NOTES
FORWARD-LOOKING STATEMENTS

CONDENSED INTERIM FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
1 ORGANISATION AND BASIS OF PREPARATION
2 SIGNIFICANT EVENTS
3 SEGMENTS
4 FINANCIAL ITEMS AND BONDS
5 INCOME TAX
6 PENSIONS
7 PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
8 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS
9 SUBSEQUENT EVENTS

HSE ACCOUNTING

1 HSE ACCOUNTING FOR 2013
2 STATOILS PERFORMANCE INDICATORS FOR HSE

SIGNATURES

2013 FOURTH QUARTER RESULTS

Statoil's fourth quarter and preliminary 2013 results and capital markets update

Statoil's fourth quarter 2013 net operating income was NOK 43.9 billion. In 2013, net operating income was NOK 155.5 billion. At today's Capital Markets Update, Statoil presents its plan for reduced capital expenditure by more than USD 5 billion from 2014-16 compared to previous plans. This will enable positive organic free cash flow after dividend from 2016. Statoil expects to deliver around 3 % average rebased organic production growth from 2013-16.

Adjusted earnings for the fourth quarter of 2013 were NOK 42.3 billion, compared to NOK 48.3 billion in the fourth quarter of 2012. The international result in the quarter was impacted by a higher gas share, lower realised prices and high depreciation cost in the US onshore business.

For the full year, adjusted earnings were NOK 163.1 billion in 2013 compared to NOK 193.2 billion in 2012. The result is impacted by divestments and redetermination. Net income in the fourth quarter of 2013 was NOK 14.8 billion, which is an increase of 14% compared to NOK 13.0 billion in the same period in 2012.

Statoil delivered equity production of 1,940 mboe per day in 2013, compared to 2,004 mboe per day in 2012. The decrease is mainly a result of divestments and redetermination. Statoil increased its annual equity production outside Norway to a record high 723 mboe in 2013, driven by start-up and ramp-up of new fields.

"Our operational performance was good, with safety improvements, production as expected and strong project execution. We delivered leading exploration results and strengthened our resource base," says Helge Lund, Statoil's president and CEO.

Statoil delivered the best oil and gas exploration results in the industry in 2013, measured by conventional discovered volume, and made the world's largest conventional oil discovery by volume last year through the Bay du Nord discovery offshore Canada. The company added 1.25 billion barrels of oil equivalent from exploration in 2013. During 2013 Statoil completed 59 exploration wells, 26 of which were discoveries.

Through effective resource management and the maturing of new projects, Statoil achieved a reserve replacement ratio (RRR) of 128% in 2013. Organic RRR was 147%, which is a record since 1999. Statoil maintained strong project execution through 2013 with projects delivered on cost and ahead of schedule, with strong safety performance.

Statoil announced divestments in 2013 with net proceeds worth a total of more than USD 4 billion, including the divestments of assets on the UK and Norwegian continental shelves to OMV and the agreement to reduce ownership in the Shah Deniz project in Azerbaijan and the South Caucasus Pipeline.

The serious incident frequency (SIF) was 0.7 in the fourth quarter of 2013 compared to 1.0 in the fourth quarter in 2012. For the full year, the SIF improved from 1.0 in 2012 to 0.8 in 2013.

Capital markets update
At its capital markets update in London on 7 February, Statoil will announce its updated outlook for 2014-16.

"The industry is facing demanding challenges and we address these from a position of strength. We have a competitive resource base, a robust financial position and a highly competent organisation recognised for its technological and operational experience," says Lund.

"Our strategy for value creation and growth remains firm, but we are making some important changes. Stricter project prioritisation and a comprehensive efficiency program will improve cash flow and profitability. Our strong balance sheet enables prioritisation of capital distribution to shareholders," says Lund.

Statoil will invest around USD 20 billion on average per year 2014-16. This is a reduction of 8% from previous estimates, mainly due to strict prioritisation and increased capital efficiency.

In the 2014-16 period, Statoil expects to maintain return on average capital employed (ROACE) around the 2013 level based on an oil price of USD 100 per barrel (real 2013). Production growth is estimated around 2 per cent 2013-14 and around 3 per cent organic CAGR from 2013-16 from a rebased equity production of 1,850 mboe per day in 2013.

Statoil expects to drill around 50 wells in 2014 and around 20 high impact wells from 2014-16. The exploration spend in 2014 will be around USD 3.5 billion.

Committed to capital distribution
The Statoil Board of Directors proposes an increased dividend of NOK 7.00 in 2013 from NOK 6.75 in 2012. The Board will also propose to the Annual General Meeting (AGM) to introduce quarterly dividend payments. Conditional on approval from the AGM, this means that Statoil in 2014 will distribute two quarterly dividends in addition to the annual dividend for 2013.

Statoil also announces that it intends to use share buy-backs more actively going forward, based on transaction proceeds, cash flow developments and balance sheet strength.

Balancing return and growth
Safe and efficient operations, strict prioritisation, and predictable and competitive development of a strong resource base will enable profitable growth through 2020 and beyond.

Statoil continues to optimise projects in order to increase returns, increasing the average IRR for non-sanctioned projects pre-2020 with eight percentage points to 24%, compared to the current portfolio of sanctioned projects.

Since 2010, Statoil has divested assets totalling a value of USD 18 billion, realising gains of around USD 10 billion.

Reducing cost
Statoil has a competitive unit of production cost, in the first quartile compared to peers. The company has maintained stable underlying operating expenses on the Norwegian continental shelf (NCS) for twelve consecutive quarters.

Through a comprehensive improvement programme, Statoil expects to realise annual savings of USD 1.3 billion per year from 2016.

The quarter in brief

Statoil's net operating income was NOK 43.9 billion compared to NOK 45.8 billion in the fourth quarter of 2012.

Adjusted earnings [5] were NOK 42.3 billion, compared to NOK 48.3 billion in the fourth quarter of 2012.

Adjusted earnings after tax [5] were NOK 11.0 billion, compared to NOK 15.1 billion in the fourth quarter of 2012.

Net income was NOK 14.8 billion compared to NOK 13.0 billion in the fourth quarter of 2012.

	Fourth quarter			For the year ended
	2013	2012	change	2013	2012	change

Net operating income (NOK billion)	43.9	45.8	(4%)	155.5	206.6	(25%)
Adjusted earnings (NOK billion) [5]	42.3	48.3	(12%)	163.1	193.2	(16%)
Adjusted earnings after tax (NOK billion) [5]	11.0	15.1	(27%)	46.4	55.1	(16%)
Net income (NOK billion)	14.8	13.0	14%	39.2	69.5	(44%)
Basic earnings per share (NOK)	4.66	4.08	14%	12.53	21.66	(42%)
ROACE adjusted (last 12 months) [5]	11.8%	15.2%	(22%)	11.8%	15.2%	(22%)
Average liquids price (NOK/bbl) [1]	608	584	4%	588	602	(2%)
Average invoiced gas prices (NOK/scm) [8]	2.09	2.12	(1%)	2.01	2.19	(8%)
Equity production (mboe per day)	1,945	2,032	(4%)	1,940	2,004	(3%)
Serious incident frequency (SIF)	0.7	1.0		0.8	1.0

OPERATIONAL REVIEW

Total equity production was down 4% in the fourth quarter of 2013. Growth from start-up and ramp-up on several fields was more than offset by lower gas off-take on the NCS, divestments, redeterminations and expected natural decline. Reserves increased in 2013, due to continued IOR efforts, and sanctioning of new field developments.

	Fourth quarter			For the year ended
Operational data	2013	2012	change	2013	2012	change

Average liquids price (USD/bbl)	100.4	102.7	(2%)	100.0	103.5	(3%)
USDNOK average daily exchange rate	6.05	5.68	6%	5.88	5.82	1%
USDNOK end rate	6.08	5.57	9%	6.08	5.57	9%
Average liquids price (NOK/bbl) [1]	608	584	4%	588	602	(2%)
Average invoiced gas prices (NOK/scm)	2.09	2.12	(1%)	2.01	2.19	(8%)
Refining reference margin (USD/bbl) [2]	2.5	5.0	(50%)	4.1	5.5	(25%)

Production (mboe per day)
Entitlement liquids production	940	956	(2%)	964	966	(0%)
Entitlement gas production	826	885	(7%)	792	839	(6%)
Total entitlement liquids and gas production [3]	1,766	1,841	(4%)	1,756	1,805	(3%)
Total entitlement liquids and gas production - net of US royalties [10]	1,723	1,813	(5%)	1,719	1,778	(3%)

Equity liquids production	1,087	1,122	(3%)	1,115	1,137	(2%)
Equity gas production	858	910	(6%)	825	867	(5%)
Total equity liquids and gas production [4]	1,945	2,032	(4%)	1,940	2,004	(3%)

Production cost (NOK/boe, last 12 months) [9]
Production cost entitlement volumes [11]				50	48	5%
Production cost equity volumes				44	42	5%

The statements below are related to developments in the fourth quarter of 2013 compared to the fourth quarter of 2012, and developments in 2013 compared to 2012, respectively.

Fourth quarter 2013

Total equity liquids and gas production [4] was down 4% to 1,945 mboe per day in the fourth quarter. The decrease was mainly due to lower gas off-take from the NCS, divestments and redeterminations, and expected natural decline on mature fields. Start-up and ramp-up of production on various fields, and lower maintenance and operational effects, partly offset the decrease.

Total entitlement liquids and gas production - net of US royalties [3][10] was down 5% to 1,723 mboe per day, impacted by the decrease in equity production as described above and a lower average Production Sharing Agreement (PSA) effect of 179 mboe per day compared to 191 mboe per day in the fourth quarter of 2012. The reduction was mainly due to production growth on fields with lower PSA effects and production decline on fields with higher PSA effects.

Exploration expenditures (including capitalised exploration expenditures) increased by NOK 0.8 billion to NOK 5.7 billion mainly because of higher drilling activity, particularly on the NCS, and increased rig mobilisation expenses in the international business. Increased field development costs mainly related to Johan Castberg and Johan Sverdrup added to the increase and was partly offset by lower seismic expenditures.

Exploration expenses	Fourth quarter			For the year ended
(in NOK billion)	2013	2012	change	2013	2012	change

Exploration expenditures (activity)	5.7	4.9	16%	21.8	20.9	4%
Expensed, previously capitalised exploration expenditures	1.2	0.3	>100%	1.9	2.7	(30%)
Capitalised share of current period's exploration activity	(2.4)	(0.6)	>100%	(6.9)	(5.9)	16%
Impairment / reversal of impairment	0.4	0.0	>100%	1.2	0.4	>100%

Exploration expenses IFRS	4.9	4.7	5%	18.0	18.1	(1%)

In 2013

Total equity liquids and gas production [4] was down 3% to 1,940 mboe per day in 2013, primarily because of divestments and redeterminations, decreased gas deliveries from the NCS and expected natural decline on mature fields. The decrease was partly offset by start-up and ramp-up of production on various fields.

Total entitlement liquids and gas production - net of US royalties [3][10] was 1,719 mboe per day, down 3% compared to 2012. This was impacted by the decrease in equity production as described above. The PSA effect was 182 mboe per day compared to 199 mboe per day in 2012. The reduction was mainly due to production growth on fields with lower PSA effects and production decline on fields with higher PSA effects.

Production cost per boe of entitlement volumes [9][11] was NOK 50 for the 12 months ended 31 December 2013, compared to NOK 48 for the 12 months ended 31 December 2012. Based on equity volumes [4], the production cost per barrel was NOK 44 for the 12 months ended 31 December 2013 compared to NOK 42 for the 12 months ended 31 December 2012. The 5% increase was mainly related to lower equity volumes and slightly higher production cost.

Exploration expenditures (including capitalised exploration expenditures) were up 4% to NOK 21.8 billion in 2013. Increased drilling activity and field development costs were only partly offset by lower seismic expenditures.

Proved reserves at the end of 2013 were 5,600 mmboe, an increase compared to 5,422 mmboe at the end of 2012. In 2013, a total of 933 mmboe were added through revisions, extensions, discoveries and acquisitions. The reductions in proved reserves were related to sale of reserves in place of 131 mmboe and entitlement production of 625 mmboe.

The reserve replacement ratio (RRR), which measures the proved reserves added to the reserve base (including the effects of sales and purchases) relative to the amount of oil and gas produced, was 1.3 in 2013, compared to 1.0 in 2012. The organic reserves replacement ratio was 1.5 compared to 1.1 in 2012 and the average three-year replacement ratio (including the effects of sales and purchases), was 1.1 at the end of 2013 compared to 1.0 in 2012. The increase in reserves in 2013 was primarily due to positive revisions on several of our producing fields due to good production performance and continued IOR efforts, sanctioning new field developments in Norway, Azerbaijan and Angola and continued drilling in our US onshore assets Bakken, Eagle Ford and Marcellus. Shah Deniz phase II was booked with a 25.5% equity share. The announced divestment of a 10% equity share will impact the RRR in 2014.

FINANCIAL REVIEW

The fourth quarter results were impacted by decreased production and lower average gas prices, partly offset by higher liquids prices. We delivered solid adjusted earnings across the company. However, the North American upstream business was affected by net lower prices due to the production mix, and increased depreciation. The quarter was also characterised by stable unit of production cost.

Condensed income statement under IFRS	Fourth quarter			For the year ended
(in NOK billion)	2013	2012	change	2013	2012	change

Total revenues and other income	158.4	160.1	(1%)	637.4	722.0	(12%)

Purchases [net of inventory variation]	(70.3)	(77.2)	(9%)	(307.5)	(364.5)	(16%)
Operating expenses and selling, general and administrative expenses	(20.7)	(16.6)	24%	(84.1)	(72.3)	16%
Depreciation, amortisation and net impairment losses	(18.7)	(15.8)	18%	(72.4)	(60.5)	20%
Exploration expenses	(4.9)	(4.7)	5%	(18.0)	(18.1)	(1%)

Net operating income	43.9	45.8	(4%)	155.5	206.6	(25%)

Net financial items	(4.1)	0.1	>(100%)	(17.0)	0.1	>(100%)

Income before tax	39.8	45.9	(13%)	138.4	206.7	(33%)

Income tax	(25.0)	(32.9)	(24%)	(99.2)	(137.2)	(28%)

Net income	14.8	13.0	14%	39.2	69.5	(44%)

The statements below are related to developments in the fourth quarter of 2013 compared to the fourth quarter of 2012, and developments in 2013 compared to 2012, respectively.

Fourth quarter 2013

Net operating income was NOK 43.9 billion in the fourth quarter, a decrease of 4% compared to the fourth quarter of 2012. Lower average invoiced gas prices measured in NOK, lower volumes of both liquids and gas sold, lower fair values of derivatives and impairment losses affected net operating income negatively in the fourth quarter. The decrease was partly offset by gains on sales of assets and higher average liquids prices measured in NOK.

Adjusted earnings is a supplemental non-GAAP measure to Statoil's IFRS measure of net operating income which management believes provides an indication of Statoil's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods. See Use and reconciliation of non-GAAP financial measures for more information on adjusted earnings and a reconciliation from Net operating income.

Adjusted earnings [5]	Fourth quarter			For the year ended
(in NOK billion)	2013	2012	change	2013	2012	change

Adjusted total revenues and other income	156.2	162.3	(4%)	632.5	712.2	(11%)

Adjusted purchases	(71.1)	(76.7)	(7%)	(308.1)	(364.6)	(15%)
Adjusted operating expenses and selling, general and administrative expenses	(20.7)	(17.3)	20%	(78.5)	(76.8)	2%
Adjusted depreciation, amortisation and net impairment losses	(17.5)	(15.3)	14%	(65.6)	(59.3)	11%
Adjusted exploration expenses	(4.6)	(4.7)	(2%)	(17.1)	(18.3)	(6%)

Adjusted earnings [5]	42.3	48.3	(12%)	163.1	193.2	(16%)

In the fourth quarter of 2013, net operating income was negatively impacted by lower fair values of derivatives (NOK 5.1 billion), net impairment losses (NOK 1.5 billion) and other adjustments (NOK 0.6 billion), while gains on sales of assets (NOK 10.5 billion), change in over/underlift position (NOK 0.6 billion) and higher value of products in operational storage (NOK 0.2 billion) had a positive impact on net operating income. Adjusted for these items including the effects of eliminations (NOK 2.4 billion), adjusted earnings were NOK 42.3 billion in the fourth quarter of 2013.

In the fourth quarter of 2012, lower fair values of derivatives (NOK 0.8 billion), lower value of products in operational storage (NOK 0.6 billion) and impairments, net of reversals (NOK 0.3 billion) had a negative impact on net operating income, while net over/underlift position (NOK 0.5 billion) and other provisions/adjustments (NOK 0.1 billion) had a positive impact on net operating income. Adjusted for these items including the effects of eliminations (NOK 1.5 billion), adjusted earnings were NOK 48.3 billion in the fourth quarter of 2012.

The 12% decrease in adjusted earnings was mainly due to reduction in revenues from lower gas prices and reduced volumes of liquids and gas sold. Increased operating expenses and depreciation added to the decrease. Higher liquids prices measured in NOK and a slight decrease in exploration costs, partly offset the reduction in earnings.

Adjusted total revenues and other income were down 4%. Higher liquids prices measured in NOK were offset by reduced volumes of liquids and gas sold and lower average gas prices due to increasing share of US gas.

Adjusted purchases, which represent Statoil's purchase of SDFI [6] and third party volumes, decreased by 7% mainly due to a decrease in purchased volumes of liquids from SDFI and lower average gas prices measured in NOK. Higher third party volumes of gas purchased and increased liquids prices measured in NOK, partly offset the decrease.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 3.4 billion, mainly due to common control costs related to SDFI, increased transportation costs in the US and a one-off cost reduction related to commercial gas agreements on the NCS in fourth quarter 2012. Higher expenses from start-up and ramp-up on various fields and royalties outside the US added to the increase. In addition, purchase expenses were reclassified to operating expenses in the first quarter of 2013. The underlying cost development is stable.

Adjusted depreciation, amortisation and net impairment losses increased by 14% to NOK 17.5 billion, mainly due to higher depreciation from ramp-up on various fields internationally. Increased investments on major producing fields and new fields in production with higher depreciation cost per unit, added to the increase. Decreased depreciation on ARO assets, lower production, divestments and redeterminations partly offset the increase in depreciation.

Adjusted exploration expenses decreased from NOK 4.7 billion to NOK 4.6 billion. Increased drilling activity and field development costs on the NCS, together with a higher portion of exploration expenditures capitalised in previous periods expensed this quarter, were more than offset by a higher portion of current exploration expenditures being capitalised this quarter because of successful wells being drilled.

Net financial items amounted to a loss of NOK 4.1 billion in the fourth quarter of 2013, compared to a gain of NOK 0.1 billion in the fourth quarter of 2012. The change was mainly due to reduced currency effects from positions in NOK related to foreign exchange and liquidity management, as well as a loss on derivative financial instruments related to long term debt compared to a gain last year.

	31 December	30 September	31 December	28 September
Exchange rates, period-end	2013	2013	2012	2012

USDNOK	6.08	6.01	5.57	5.70
EURNOK	8.38	8.11	7.34	7.37

Adjusted for the items in the table below, net adjusted financial items before tax amounted to a loss of NOK 0.8 billion in the fourth quarter of 2013.

Net financial items in the fourth quarter of 2013 (in NOK billion)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Financial items according to IFRS	0.7	(1.4)	(1.7)	(1.7)	(4.1)	2.3	(1.8)

Foreign exchange (FX) impacts (incl. derivatives)	(0.2)	1.4			1.2
Interest rate (IR) derivatives			1.7		1.7
Impairment of financial investment (net)	0.3				0.3

Subtotal	0.1	1.4	1.7	0.0	3.2	(1.6)	1.6

Financial items excluding FX and IR derivatives	0.9	0.0	0.0	(1.7)	(0.8)	0.7	(0.1)

Income taxes were NOK 25.0 billion in the fourth quarter of 2013, equivalent to an effective tax rate of 62.9%, compared to 71.6% in the fourth quarter of 2012. The tax rate decreased mainly due to a tax exempted gain in the fourth quarter of 2013 and a one-off deferred tax expense in the fourth quarter of 2012 related to a tax law change in Norway. This was partly offset by increased costs and impairment losses in the fourth quarter of 2013 with lower than average tax rates and recognition of previously unrecognised deferred tax assets in the fourth quarter of 2012.

Management provides an alternative tax measure that excludes items not directly related to underlying operational performance. Adjusted earnings after tax, which excludes net financial items and tax on net financial items, is an alternative measure which provides an indication of Statoil's tax exposure to its underlying operational performance in the period, and management believes that this measure better facilitates a comparison between periods. See Use and reconciliation of non-GAAP financial measures - reconciliation of adjusted earnings after tax to net income.

Adjusted earnings after tax and the effective tax rate on Adjusted earnings, are stated in the table below.

	Fourth quarter
Adjusted earnings after tax by segment [5]	2013			2012
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	35.4	(26.6)	8.8	37.5	(28.3)	9.2
Development and Production International	3.6	(3.1)	0.5	5.7	(1.7)	4.0
Marketing, Processing & Renewable energy	3.7	(2.0)	1.7	5.1	(3.5)	1.6
Other	(0.3)	0.4	0.1	(0.1)	0.3	0.2

Group	42.3	(31.3)	11.0	48.3	(33.2)	15.1

Effective tax rates on adjusted earnings			73.9%			68.8%

Adjusted earnings after tax were NOK 11.0 billion, equivalent to an effective tax rate on adjusted earnings of 73.9%, compared to an effective tax rate on adjusted earnings of 68.8% in the fourth quarter of 2012. The tax rate increase was mainly due to recognition of previously unrecognised deferred tax assets in the fourth quarter of 2012, increased costs without tax shield related to our US activity and relatively higher adjusted earnings from the NCS in the fourth quarter of 2013. Income from NCS is subject to a marginal tax rate of 78%. This was partly offset by a one-off deferred tax expense in the fourth quarter of 2012 related to a tax law change in Norway affecting the Development and Production International segment.

In 2013

Net operating income was NOK 155.5 billion, a decrease of 25% compared to 2012. The decrease is primarily explained by decreased production and lower prices for both liquids and gas. Impairment losses, provisions related to an onerous contract and a redetermination process (see note 8 in Condensed interim financial statements), added to the decrease. Gain from sales of assets mainly related to the NCS, partly offset the decrease.

In 2013, net operating income was negatively impacted by impairment losses (NOK 7.6 billion), lower fair values of derivatives (NOK 6.1 billion), provisions related to a redetermination process (NOK 4.3 billion), and an onerous contract (NOK 4.9 billion), change in over/underlift position (NOK 0.6 billion), and other adjustments (NOK 1.5 billion), while gains on sales of assets (NOK 16.9 billion), higher value of products in operational storage (NOK 0.1 billion), had a positive impact on net operating income. Adjusted for these items including the effects of eliminations (NOK 0.4 billion), adjusted earnings were NOK 163.1 billion in 2013.

In 2012, lower fair values of derivatives (NOK 3.6 billion) and impairment losses (NOK 1.0 billion) negatively impacted net operating income, while gains on sales of assets (NOK 14.3 billion), other adjustments related to the discontinued part of the early retirement pension (NOK 4.3 billion), higher value of products in operational storage (NOK 0.1 billion) and net over/underlift position (NOK 0.8 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 1.6 billion), adjusted earnings were NOK 193.2 billion in 2012.

The 16% decrease in adjusted earnings was mainly due to lower prices and reduced volumes of liquids and gas. Also, lower refining margins and higher depreciation expenses, added to the decrease.

Adjusted total revenues and other income were down 11% mainly due to reduced volumes of liquids and gas sold. Lower prices measured in NOK for both liquids and gas and the drop in revenues due to the divestment of the Fuel and Retail segment in the second quarter of 2012, added to the decrease. Increased volumes of third party gas sold, partly offset the decrease in revenues.

Adjusted purchases, which represent Statoil's purchase of SDFI [6] and third party volumes, decreased by 15% mainly due to lower SDFI volumes purchased and lower prices for both liquids and gas. The drop in purchases as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012, added to the decrease. Increased volumes of third party gas purchased, partly offset the decrease.

Adjusted operating expenses and selling, general and administrative expenses increased by 2%, mainly due to increased operating cost from start-up and ramp-up on various fields, higher royalties and a reclassification of purchase expenses to operating expenses in the first quarter of 2013. The increase was partly offset by a drop in expenses as a result of the divestment of the Fuel and Retail segment in the second quarter of 2012.

Adjusted depreciation, amortisation and net impairment losses increased by 11% mainly because new fields with higher depreciation came on stream, higher depreciation from ramp-up on various fields and increased investment on producing fields. The increase was partly offset by the reduction in depreciation due to the lower production volumes and increased reserves estimates.

Adjusted exploration expenses decreased by 6% mainly because of a higher portion of current exploration expenditures being capitalised due to commercial wells in 2013, and a lower portion of exploration expenditures capitalised in previous periods, being expensed in this period. Increased drilling activity and field development costs partly offset the decrease.

Net financial items amounted to a loss of NOK 17.0 billion in 2013, compared to a gain of NOK 0.1 billion in 2012. The change was mainly due to negative currency effects from positions in NOK related to foreign exchange and liquidity management, as well as losses on derivative financial instruments related to long term debt compared to a gain last year.

Adjusted for the items in the table below, net adjusted financial items before tax amounted to a loss of NOK 1.5 billion in 2013.

Net financial items for the year 2013 (in NOK billion)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Financial items according to IFRS	3.6	(8.6)	(7.4)	(4.6)	(17.0)	9.2	(7.9)

Foreign exchange (FX) impacts (incl. derivatives)	(0.7)	8.6			7.9
Interest rate (IR) derivatives			7.4		7.4
Impairment of financial investment (net)	0.3				0.3

Subtotal	(0.5)	8.6	7.4	0.0	15.6	(7.2)	8.4

Financial items excluding FX and IR derivatives	3.1	0.0	0.0	(4.6)	(1.5)	2.0	0.5

Income taxes were NOK 99.2 billion in 2013, equivalent to an effective tax rate of 71.7%, compared to 66.4% in 2012. The tax rate increased mainly due to higher impairment losses, onerous contract provisions and increased loss on financial items, all with lower than average tax rates. This was partly offset by increased capital gains with lower than average tax rates and relatively lower income from the NCS in 2013. Income from the NCS is subject to higher than average tax rates.

Adjusted earnings after tax and the effective tax rate on Adjusted earnings, are stated in the table below.

	For the year ended
Adjusted earnings after tax by segment [5]	2013			2012
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	132.5	(97.6)	34.8	154.8	(116.2)	38.6
Development and Production International	20.7	(12.5)	8.1	20.4	(9.0)	11.4
Marketing, Processing and Renewable energy	11.1	(6.9)	4.2	17.7	(12.5)	5.2
Fuel & Retail	-	-	-	0.6	(0.2)	0.5
Other	(1.1)	0.3	(0.7)	(0.3)	(0.2)	(0.5)

Group	163.1	(116.7)	46.4	193.2	(138.1)	55.1

Effective tax rates on adjusted earnings			71.6%			71.5%

Adjusted earnings after tax were NOK 46.4 billion, equivalent to an effective tax rate on adjusted earnings of 71.6%, compared to an effective tax rate on adjusted earnings of 71.5% in 2012.

Return on average capital employed after tax (ROACE) [5] was 11.3% for the 12 month period ended 31 December 2013, and 18.7% for the 12 month period ended 31 December 2012. Based on adjusted earnings after tax and average capital employed, adjusted ROACE was 11.8% and 15.2% for the two periods, respectively.

Organic capital expenditures (excluding acquisitions and capital leases) amounted to NOK 114 billion for the year ended 2013. This is in line with our guidance for 2013.

Statoil's board of directors will propose to the Annual General Meeting a dividend of NOK 7.00 per share for 2013. For 2012, Statoil paid an ordinary dividend of NOK 6.75 per share.

OUTLOOK

Organic capital expenditures for 2014 (i.e. excluding acquisitions and capital leases), are estimated at around USD 20 billion.

Statoil will continue to mature the large portfolio of exploration assets and expects to complete around 50 wells in 2014 with a total exploration expenditure level at around USD 3.5 billion, excluding signature bonuses.

Statoil continues to focus on value creation and RoACE is expected to stabilise at the 2013 level, based on an oil price of USD 100 per barrel (real 2013).

Our ambition for the unit of production cost continues to keep our position in the top quartile of our peer group.

For the period 2013 - 2016 organic growth is expected to come from new projects resulting in around 3% Compound Annual Growth Rate (CAGR) from a 2013 level rebased for divestments and redeterminations [7].

The equity production for 2014 is estimated to be around 2% Compound Annual Growth Rate (CAGR) from a 2013 level rebased for divestments and redeterminations.

Scheduled maintenance is planned to have a negative impact on quarterly equity production of approximately 10 mboe per day in the first quarter of 2014. This is mainly outside the NCS. In total, maintenance is estimated to have a negative impact on equity production of around 55 mboe per day for the full year 2014, of which the majority is liquids.

Deferral of gas production to create value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

FINANCIAL RISK UPDATE

Financial risk factors

The financial results of operations largely depend on a number of factors, most significantly those that affect the price for volumes sold. Specifically, such factors include liquids and natural gas prices, exchange rates, liquids and natural gas production volumes. In turn, these factors depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's - as well as our partners' - expertise and co-operation in recovering oil and natural gas from those reserves, and also changes in Statoil's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income. Changes in commodity prices and currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operations. See the 2012 Annual Report on Form 20-F for a more detailed discussion of the risks to which Statoil is exposed.

Financial risk management

Statoil has policies in place to manage risk for commercial and financial counterparties by the use of derivatives and market activities in general. The Group's exposure towards financial counterparties is considered to have an acceptable risk profile.

The markets for short- and long-term financing are currently considered to function well for corporate borrowers with Statoil's credit standing and general characteristics. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short-term money market instruments with minimum single A-rating.

In accordance with our internal credit rating policy, we continuously assess counterparty credit risk with a focus on counterparties identified as high risk. We assess our overall credit risk as satisfactory.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Fourth quarter 2013

The total recordable injury frequency was 3.5 in the fourth quarter of 2013, the same as in the fourth quarter of 2012. The serious incident frequency was 0.7 in the fourth quarter of 2013, compared to 1.0 in the fourth quarter of 2012. There were no fatal accidents in the fourth quarter of 2013.

The volume of accidental oil spills was 4 cubic meters in the fourth quarter of 2013, compared to 7 cubic meters in the fourth quarter of 2012. The number of accidental oil spills was 46 in the fourth quarter of 2013, the same as in the fourth quarter of 2012.

In 2013

The total recordable injury frequency was 3.8 in 2013, the same as in 2012. The serious incident frequency was 0.8 in 2013, compared to 1.0 in 2012.

Forty innocent people were killed, including five Statoil employees, in the brutal terrorist attack on In Amenas 16 January. Following the attack, on 26 February 2013 the Board of Directors decided to conduct an investigation of the attack. The main objectives of the investigation were to clarify the chain of events and to facilitate learning and further improvements within risk assessment, security and emergency preparedness. Statoil has an established security risk management system, but the company's overall capabilities and culture must be strengthened to respond to the security risks associated with operations in volatile and complex environments. The company will now ensure that the recommendations are integrated and a prioritised part of the initiated improvement programme in the security area. The Board of Directors has endorsed the improvement programme, and will continuously follow up programme implementation and consider the need for further measures. The investigation report is available at Statoil.com.

The volume of accidental oil spills increased to 69 cubic meters in 2013, from 52 cubic meters in 2012. The number of accidental oil spills decreased to 219 in 2013, from 306 in 2012. Statoil Fuel & Retail is included in the figures up to and including the second quarter of 2012, but was divested at the end of the second quarter of 2012. Excluding Statoil Fuel & Retail figures, the number of accidental oil spills was stable compared to 2012.

	Fourth quarter		For the year ended
HSE	2013	2012	2013	2012

Total recordable injury frequency	3.5	3.5	3.8	3.8
Serious incident frequency	0.7	1.0	0.8	1.0
Accidental oil spills (number)	46	46	219	306
Accidental oil spills (cubic metres)	4	7	69	52

DEVELOPMENT AND PRODUCTION NORWAY

OPERATIONAL REVIEW

	Fourth quarter			For the year ended
Operational data	2013	2012	change	2013	2012	change

Prices
Liquids price (USD/bbl)	102.8	104.5	(2%)	101.0	104.5	(3%)
Liquids price (NOK/bbl)	621.9	594.0	5%	593.8	608.5	(2%)
Transfer price natural gas (NOK/scm)	2.02	1.86	9%	1.92	1.84	4%

Production (mboe per day)
Entitlement liquids	567	592	(4%)	591	624	(5%)
Entitlement natural gas	638	737	(13%)	626	710	(12%)
Total entitlement liquids and gas production [3]	1,205	1,329	(9%)	1,217	1,335	(9%)

The statements below are related to developments in the fourth quarter of 2013 compared to the fourth quarter of 2012, and developments in 2013 compared to 2012, respectively.

Fourth quarter 2013

Average daily production of liquid and gas [3] decreased by 9% to 1,205 mboe per day. The decrease was mainly due to lower gas sales, divestments, Ormen Lange redetermination and expected reductions due to natural decline on mature fields. The average daily production of liquids and gas was partly offset by new production from the Skarv field and production from fast track fields. In addition stable production from Snøhvit in the fourth quarter contributed positively.

In 2013

Average daily production of liquids and gas [3] decreased by 9% to 1,217 mboe per day. The decrease was mainly due to lower gas sales, divestments, Ormen Lange redetermination and expected reductions due to natural decline on mature fields. The average daily production of liquids and gas was partly offset by production ramp-up on the Skarv field and new production from fast track developments.

FINANCIAL REVIEW

Income statement under IFRS	Fourth quarter			For the year ended
(in NOK billion)	2013	2012	change	2013	2012	change

Total revenues and other income	52.8	52.3	1%	202.2	220.8	(8%)

Operating expenses and selling, general and administrative expenses	(6.3)	(5.6)	11%	(27.4)	(25.8)	6%
Depreciation, amortisation and net impairment losses	(8.0)	(7.8)	2%	(32.2)	(29.8)	8%
Exploration expenses	(1.4)	(1.2)	12%	(5.5)	(3.5)	54%

Net operating income	37.2	37.6	(1%)	137.1	161.7	(15%)

Adjusted earnings [5]	Fourth quarter			For the year ended
(in NOK billion)	2013	2012	change	2013	2012	change

Adjusted total revenues and other income	51.0	52.3	(3%)	195.8	213.4	(8%)

Adjusted operating expenses and selling, general and administrative expenses	(6.3)	(5.7)	10%	(26.1)	(25.9)	1%
Adjusted depreciation, amortisation and net impairment losses	(8.0)	(7.8)	2%	(31.8)	(29.2)	9%
Adjusted exploration expenses	(1.4)	(1.2)	12%	(5.5)	(3.5)	54%

Adjusted earnings [5]	35.4	37.5	(6%)	132.5	154.8	(14%)

The statements below are related to developments in the fourth quarter of 2013 compared to the fourth quarter of 2012, and developments in 2013 compared to 2012, respectively.

Fourth quarter 2013

Net operating income for Development and Production Norway was NOK 37.2 billion compared to NOK 37.6 billion in the fourth quarter of 2012.

In the fourth quarter of 2013, gains from sales of assets (NOK 6.8 billion) and change in over/underlift position (NOK 0.2 billion) had a positive impact on net operating income, while adjustments in gas revenue (NOK 0.6 billion) had a negative impact. Reassessed valuation estimate of certain earn-out derivatives led to a net lower fair value of derivatives of NOK 4.6 billion. In the fourth quarter of 2012, lower fair value of derivatives (NOK 0.6 billion) had a negative impact on net operating income. Change in over/underlift position (NOK 0.6 billion) and other adjustments (NOK 0.1 billion) had a positive impact on net operating income.

Adjusted for these items, adjusted earnings were NOK 35.4 billion, down 6%. The decrease was mainly due to lower production and higher operating expenses, partly offset by increased prices (measured in NOK) for both liquids and gas.

Adjusted total revenues and other income were down by 3%. Decreased volumes of liquids and gas were partly offset by increased prices (measured in NOK) for both liquids and gas.

Adjusted operating expenses and selling, general and administrative expenses increased by 10%, mainly due to increased future site removal costs, and a one-off cost reduction related to commercial gas agreements in fourth quarter 2012. This was partly offset by divestments, redetermination and reduced cost level at several fields.

Adjusted depreciation, amortisation and net impairment losses increased by 2%, mainly due to new fields in production with higher depreciation cost per unit and increased investments on major producing fields. This was partly offset by divestments, redetermination and effect of reduced retirement obligation.

Adjusted exploration expenses increased by NOK 0.2 billion, mainly due to higher drilling activity in the fourth quarter of 2013. The increase was partly offset by higher portion of current exploration expenditures being capitalised this quarter.

In 2013

Net operating income for Development and Production Norway was NOK 137.1 billion compared to NOK 161.7 billion in 2012.

In 2013, lower fair value of derivatives (NOK 5.6 billion), changes in gas revenue (NOK 0.6 billion), an onerous contract provision (NOK 0.8 billion), other adjustments (NOK 0.7 billion), change in over/underlift position (NOK 0.4 billion) and impairment losses (NOK 0.4 billion) had a negative impact on net operating income. Gains from sales of assets (NOK 13.2 billion) had a positive impact on net operating income. In 2012, lower fair value of derivatives (NOK 1.5 billion) and impairment of Glitne (NOK 0.6 billion) had a negative impact on net operating income. Gain from sale of assets to Centrica (NOK 7.5 billion), change in over/underlift position (NOK 0.8 billion), and other adjustments (NOK 0.6 billion) had a positive impact on net operating income in 2013.

Adjusted for these items, adjusted earnings were NOK 132.5 billion, down 14%. The decrease was mainly attributable to decreased production of liquids and gas and lower liquids price.

Adjusted total revenues and other income was NOK 195.8 billion, a decrease of 8%, primarily driven by decreased production, which reduced revenues by NOK 17.0 billion. In addition, lower price of liquids (measured in USD) further reduced revenues, partly offset by higher transfer price of natural gas (measured in NOK) and a positive exchange rate development (NOK/USD).

Adjusted operating expenses and selling, general and administrative expenses increased by 1%, mainly due to increased environmental tax expenses and new fields in production. This was partly offset by divestments, redetermination and reduced cost level at several fields.

Adjusted depreciation, amortisation and net impairment losses increased by 9%, mainly due to new fields in production with higher depreciation cost per unit and increased investments on major producing fields. This was partly offset by reduced depreciation due to net decreased production, increased proved reserves, effect of reduced retirement obligation, divestments and redetermination.

Adjusted exploration expenses increased by NOK 2.0 billion, mainly due to higher drilling activity and field development work within Johan Sverdrup and Johan Castberg areas. This was partly offset by a higher portion of current exploration expenditures being capitalised and a lower portion of exploration expenditures capitalised in previous periods being expensed in this period.

Key portfolio developments since the announcement of third quarter:

  The sales transaction with Austrian oil and gas company OMV to divest ownership interests in the Gullfaks and Gudrun fields closed on 31 October 2013.
  Extended lifetime of and production from Statfjord A.
  Front-end engineering and design (FEED) study contract for the Johan Sverdrup field signed in 4Q. Progress according to plan.
  Start-up of fast-track project Visund Nord 5 November 2013.
  Oil and gas discovery in the Skavl prospect (Johan Castberg) made in 4Q.
  Statoil was awarded interests in 10 production licences in the Awards in Predefined Areas 2013 (APA 2013) on the Norwegian continental shelf and will be the operator in seven of the licences.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

OPERATIONAL REVIEW

	Fourth quarter			For the year ended
Operational data	2013	2012	change	2013	2012	change

Prices
Liquids price (USD/bbl)	96.8	99.4	(3%)	98.4	101.4	(3%)
Liquids price (NOK/bbl)	585.9	565.1	4%	578.2	590.3	(2%)

Production (mboe per day)
Entitlement liquids production	373	364	2%	373	342	9%
Entitlement gas production	188	147	28%	166	128	30%
Total entitlement liquids and gas production [3]	561	511	10%	539	470	15%
Total entitlement liquids and gas production - net of US royalties [10]	518	483	7%	502	443	13%

Equity liquids production	521	530	(2%)	524	512	2%
Equity gas production	220	172	28%	200	156	28%
Total equity liquids and gas production [4]	740	703	5%	723	669	8%

The statements below are related to developments in the fourth quarter of 2013 compared to the fourth quarter of 2012, and developments in 2013 compared to 2012, respectively.

Fourth quarter 2013

Average equity production of liquids and gas [4] increased by 5%, mainly due to ramp-up of fields, including Marcellus (US), Eagle Ford (US), PSVM (Angola), and Peregrino (Brazil). The increases were partly offset by natural decline at several fields, particularly in Angola, and the impact of production disruptions in Libya due to the turmoil in the country.

Average daily entitlement production of liquids and gas - net of US royalties [3][10] increased by 7%, due to increased equity production and a lower negative effect from production sharing agreements (PSA effect). The PSA effect was 179 mboe per day in the fourth quarter of 2013 compared to 191 mboe per day in the fourth quarter of 2012.

In 2013

Average equity production of liquids and gas [4] increased by 8%, mainly due to ramp-up of fields. The increase was partly offset by natural decline and the effect of the In Amenas incident.

Average daily entitlement production of liquids and gas - net of US royalties [3][10] increased by 13%, due to increased equity production and a lower negative PSA effect. The PSA effect was 182 mboe per day in 2013, compared to 199 mboe per day in 2012.

FINANCIAL REVIEW

Income statement under IFRS	Fourth quarter			For the year ended
(in NOK billion)	2013	2012	change	2013	2012	change

Total revenues and other income	25.1	20.4	23%	81.9	80.1	2%

Purchases [net of inventory variation]	(0.0)	(0.4)	(96%)	(0.1)	(1.3)	(95%)
Operating expenses and selling, general and administrative expenses	(5.7)	(4.1)	38%	(21.0)	(16.5)	28%
Depreciation, amortisation and net impairment losses	(9.7)	(6.6)	47%	(31.9)	(26.2)	22%
Exploration expenses	(3.5)	(3.4)	3%	(12.5)	(14.6)	(14%)

Net operating income	6.1	5.7	6%	16.4	21.5	(24%)

Adjusted earnings [5]	Fourth quarter			For the year ended
(in NOK billion)	2013	2012	change	2013	2012	change

Adjusted total revenues and other income	21.1	20.8	2%	83.1	79.7	4%

Adjusted purchases	(0.0)	(0.4)	(96%)	(0.1)	(1.3)	(95%)
Adjusted operating expenses and selling, general and administrative expenses	(5.8)	(4.5)	28%	(20.9)	(17.1)	22%
Adjusted depreciation, amortisation and net impairment losses	(8.5)	(6.6)	29%	(29.8)	(26.2)	14%
Adjusted exploration expenses	(3.2)	(3.4)	(7%)	(11.7)	(14.7)	(21%)

Adjusted earnings [5]	3.6	5.7	(38%)	20.7	20.4	1%

The statements below are related to developments in the fourth quarter of 2013 compared to the fourth quarter of 2012, and developments in 2013 compared to 2012, respectively.

Fourth quarter 2013

In the fourth quarter of 2013, net operating income for Development and Production International was NOK 6.1 billion compared to NOK 5.7 billion in the same period in 2012.

Net operating income in the fourth quarter of 2013 was positively impacted by gains on sales of assets of NOK 3.7 billion and changed over/underlift positions of NOK 0.4 billion. This was partly offset by net impairment losses of NOK 1.5 billion (NOK 0.3 billion impacted the Exploration expenses line item). In 2012, net operating income was negatively impacted by changed over/underlift positions of NOK 0.1 billion, offset by changed value of derivatives of NOK 0.1 billion.

Adjusted for these items, adjusted earnings were down 38% to NOK 3.6 billion, mainly because of increased depreciation and operating expenses, which was partly offset by lower exploration expenses.

Adjusted total revenues and other income were NOK 21.1 billion, up 2%. Higher entitlement production increased revenues by NOK 0.8 billion. Higher realised liquids prices, partly offset by lower average gas prices mainly caused by increased share of US gas, increased revenues by NOK 0.3 billion. This was partly offset by decreased other income, mainly due to a positive impact in the fourth quarter of 2012 related to a cost recovery program.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 1.3 billion, mainly related to increased transportation costs in the US, royalties outside the US, and higher expenses resulting from ramp-up on various fields. In addition, purchase expenses were reclassified to operating expenses in the first quarter of 2013.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 1.9 billion, mainly due to production ramp-up of Marcellus (US), Bakken (US), Eagle Ford (US) and PSVM (Angola).

Adjusted exploration expenses decreased by NOK 0.2 billion mainly because of higher portion of current exploration expenditures being capitalised this quarter. The decrease was partly offset by higher portion of exploration expenditure capitalised in previous periods being expensed this period.

In 2013

In 2013, net operating income for Development and Production International was NOK 16.4 billion compared to NOK 21.5 billion in 2012.

Net operating income for 2013 was negatively impacted by provisions related to a redetermination process of NOK 4.3 billion, net impairment losses of NOK 2.9 billion (NOK 0.8 billion impacted the Exploration expenses line item), an adjustment related to tax oil barrels from previous periods of NOK 0.6 billion and changed over/underlift positions of NOK 0.2 billion. This was partly offset by gains on sales of assets of NOK 3.7 billion. In 2012, net operating income was positively impacted by a gain on sales of assets of NOK 1.0 billion.

Adjusted for these items, adjusted earnings were up 1% to NOK 20.7 billion. The increase was mainly due to increased revenues and decreased exploration expenses, partly offset by increased operating expenses and depreciation.

Adjusted total revenues and other income amounted to NOK 83.1 billion, up 4%. Higher entitlement production increased revenues by NOK 7.6 billion, whereas lower realised liquids and gas prices, partly offset by increased gas prices in the US (measured in NOK), reduced revenues by NOK 1.6 billion. In addition, other income decreased, mainly due to positive impact in 2012 related to cost recovery program and decreased operating profit from an associated company in Venezuela which is accounted for using the equity method.

Adjusted operating expenses and selling, general and administrative expenses increased by NOK 3.8 billion, mainly due to higher expenses resulting from ramp-up on various fields and higher royalties. Further, operating expenses increased by NOK 1.5 billion as diluent expenses are presented as operating expenses and not as purchases from the first quarter of 2013.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 3.6 billion, due to an increase in depreciation from ramp-up of various fields. The increases were partly offset by reduced depreciation from increased reserves, divestment of assets and the In Amenas incident.

Adjusted exploration expenses decreased by NOK 3.0 billion, mainly due to lower drilling and seismic costs and higher portion of current exploration expenditures being capitalised this period.

Key portfolio developments since the announcement of third quarter:

  Statoil closed the sale with the Austrian oil and gas company OMV to exit the non-core, non-operated Schiehallion and Rosebank fields West of Shetland.
  Statoil and its partners in the Shah Deniz consortium made the final investment decision for the development of the Stage 2 development of the Shah Deniz gas field in Azerbaijan and expansion of the South Caucasus Pipeline (SCPX) through Azerbaijan and Georgia, in the second quarter, that the Shah Deniz consortium announced that it had selected Trans Adriatic Pipeline (TAP) to transport gas across Greece, Albania and into Italy.
  Statoil signed an agreement to divest 10% of its 25.5% holdings in Shah Deniz and the South Caucasus Pipeline, with an effective date of 1 January 2014.
  Statoil and the Thai exploration and production company PTTEP have signed an agreement to divide their respective interests in the Kai Kos Dehseh (KKD) oil sands project in Alberta, Canada, with effective date 1 January 2013. Following the transaction, Statoil will continue as operator and 100% owner for the Leismer and Corner development projects. PTTEP will own 100% of the Thornbury, Hangingstone and South Leismer areas. The completion of the transaction is subject to customary regulatory approvals in Canada and is expected to close in the third quarter of 2014.

MARKETING, PROCESSING AND RENEWABLE ENERGY

OPERATIONAL REVIEW

	Fourth quarter			For the year ended
Operational data	2013	2012	change	2013	2012	change

Refining reference margin (USD/bbl) [2]	2.5	5.0	(50%)	4.1	5.5	(25%)

Natural gas sales Statoil entitlement (bcm)	11.6	12.5	(7%)	44.2	47.3	(7%)
Natural gas sales (third-party volumes) (bcm)	3.6	3.4	7%	13.1	8.6	52%
Natural gas sales (bcm)	15.2	15.8	(4%)	57.3	55.9	2%
Average invoiced gas prices (NOK/scm)	2.09	2.12	(1%)	2.01	2.19	(8%)
Transfer price natural gas (NOK/scm)	2.02	1.86	9%	1.92	1.84	4%

The statements below are related to developments in the fourth quarter of 2013 compared to the fourth quarter of 2012, and developments in 2013 compared to 2012, respectively.

Fourth quarter 2013

Natural gas sales volumes amounted to 15.2 billion standard cubic meters (bcm), down 4%. Lower entitlement production on the NCS was partly offset by higher entitlement production in the US and higher third party volumes sold mainly in the US. Of the total gas sales, 0.4 bcm was the SDFI share of US gas sales, compared to 0.6 bcm in the fourth quarter of 2012.

Average invoiced natural gas sales price decreased by 1%, mainly due to higher proportion of lower priced US volumes which was partly offset by higher prices in NOK on both long term and short term contracts.

Refinery throughput decreased slightly, mainly due to less favourable market conditions for the refineries.

In 2013

Natural gas sales volumes amounted to 57.3 bcm, up 2%. Lower entitlement production on the NCS was more than offset by higher entitlement production in the US and higher third party volumes sold mainly in the US. Of the total gas sales, 0.9 bcm was the SDFI share of US gas sales, compared to 2.9 bcm in 2012.

Average invoiced natural gas sales price decreased by 8%, due to higher proportion of lower priced US volumes, lower prices on long term contracts and lower margins on short term sales.

Refinery throughput decreased slightly, mainly due to less favourable market conditions for the refineries.

FINANCIAL REVIEW

Income statement under IFRS	Fourth quarter			For the year ended
(in NOK billion)	2013	2012	change	2013	2012	change

Total revenues and other income	148.4	153.5	(3%)	611.4	669.5	(9%)

Purchases [net of inventory variation]	(135.7)	(141.5)	(4%)	(565.8)	(620.3)	(9%)
Operating expenses and selling, general and administrative expenses	(8.7)	(6.9)	26%	(36.0)	(30.6)	17%
Depreciation, amortisation and net impairment losses	(0.7)	(1.1)	(41%)	(7.0)	(3.0)	>100%

Net operating income	3.3	4.0	(17%)	2.6	15.5	(83%)

Adjusted earnings [5]	Fourth quarter			For the year ended
(in NOK billion)	2013	2012	change	2013	2012	change

Adjusted total revenues and other income	149.6	153.8	(3%)	612.1	671.6	(9%)

Adjusted purchases	(136.5)	(140.9)	(3%)	(566.4)	(620.4)	(9%)
Adjusted operating expenses and selling, general and administrative expenses	(8.7)	(7.2)	21%	(31.8)	(31.1)	2%
Adjusted depreciation, amortisation and net impairment losses	(0.7)	(0.6)	8%	(2.8)	(2.4)	19%

Adjusted earnings [5]	3.7	5.1	(27%)	11.1	17.7	(37%)

The statements below are related to developments in the fourth quarter of 2013 compared to the fourth quarter of 2012, and developments in 2013 compared to 2012, respectively.

Fourth quarter 2013

Net operating income for Marketing, Processing and Renewable Energy was NOK 3.3 billion compared to NOK 4.0 billion in the fourth quarter of 2012.

Net operating income in the fourth quarter of 2013 included a gain on operational storage (NOK 0.2 billion), a loss due to periodisation of inventory hedging effects (NOK 0.4 billion) and a negative change in fair value of derivatives (NOK 0.2 billion). Net operating income in the fourth quarter of 2012 included a gain due to periodisation of inventory hedging effects (NOK 0.2 billion), a loss on operational storage (NOK 0.6 billion), a negative change in fair value of derivatives (NOK 0.5 billion) and an impairment loss (NOK 0.3 billion).

Adjusted for these items, adjusted earnings were NOK 3.7 billion, compared to NOK 5.1 billion in the fourth quarter of 2012. The decrease was mainly due to lower result from the Natural Gas business and lower refining margins.

Adjusted total revenues and other income decreased by 3% compared to the fourth quarter of 2012, mainly due to lower volumes of gas and liquids sold, partly offset by higher prices measured in NOK on the products.

Adjusted purchases were down 3% due to the same factors.

Adjusted operating expenses and selling, general and administration expenses increased by 21% to NOK 8.7 billion. The expenses were impacted by higher common control costs related to SDFI, transportation cost and cost due to increased operational activity, partly offset by reduced costs related to the Cove Point terminal.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 0.1 billion, mainly due to new assets in operation.

Adjusted earnings in Natural Gas processing, marketing and trading were NOK 3.2 billion in the fourth quarter of 2013, compared to NOK 4.3 billion in the fourth quarter of 2012. The decrease was mainly due to a decrease in the NCS margin due to lower volumes sold, partly offset by improved margins on gas sales and a strong contribution from the LNG arbitrage activity compared to the fourth quarter of 2012.

Adjusted earnings in Crude Oil processing, marketing and trading were NOK 0.3 billion in the fourth quarter of 2013, compared to NOK 0.8 billion in the fourth quarter of 2012. The decrease was mainly due to lower refining margins, partly offset by improved trading result.

In 2013

Net operating income for Marketing, Processing and Renewable Energy was NOK 2.6 billion compared to income of NOK 15.5 billion in 2012.

Net operating income in 2013 included impairment losses related to the refineries (NOK 4.2 billion), an onerous contract provision related to the Cove Point terminal (NOK 4.1 billion), a gain related to an investment (NOK 0.4 billion), a gain on operational storage (NOK 0.1 billion), a loss due to periodisation of inventory hedging effects (NOK 0.3 billion) and a negative change in fair value of derivatives (NOK 0.2 billion). Net operating income in 2012 included a reversal of provision related to the discontinued part of the early retirement pension (NOK 0.3 billion), a gain on the operational storage (NOK 0.1 billion), a negative change in fair value of derivatives (NOK 2.0 billion), an impairment loss (NOK 0.4 billion) and a loss due to periodisation of inventory hedging effects (NOK 0.1 billion).

Adjusted for these items, adjusted earnings were NOK 11.1 billion, compared to NOK 17.7 billion in 2012. The decrease was mainly due to lower margins on gas sold. Lower refining margins added to the decrease.

Adjusted total revenues and other income decreased by 9%, mainly due to lower prices and volumes of crude and other products and lower prices of gas sold. The decrease was partly offset by increased volumes of gas sold.

Adjusted purchases were down 9% due to the same factors.

Adjusted operating expenses and selling, general and administration expenses increased by 2% to NOK 31.8 billion, mainly due to increased operational activity and business development cost, partly offset by decreased transportation cost resulting from lower volumes of liquids, lower cost related to the Cove Point terminal in addition to cost reduction due to improvement initiatives.

Adjusted depreciation, amortisation and net impairment losses increased by NOK 0.4 billion, mainly due to new assets in operation.

Adjusted earnings in Natural Gas processing, marketing and trading were NOK 9.4 billion in 2013, compared to NOK 14.7 billion in 2012. The decrease was mainly due to reduced margins on gas sales, lower NCS entitlement production and lower contribution from short term sales.

Adjusted earnings in Crude Oil processing, marketing and trading were NOK 2.0 billion in 2013, compared to NOK 3.3 billion in 2012. The decrease was mainly due to lower refining margins.

Key events since the announcement of third quarter:

  A final investment decision was made for the stage 2 development of Shah Deniz. Concurrently Statoil has signed an agreement to divest a 10% share of its 25.5% holdings in the Shah Deniz and the South Caucasus Pipeline to SOCAR (6.7%) and BP (3.3%).
  With effect from the first of January 2014 Statoil has acquired Shell's 21% share in the Mongstad refinery in Norway and sold its 10% share in the Pernis refinery in the Netherlands to Shell. As a result of the agreements Statoil will be the 100% owner of the Mongstad refinery, whereas Statoil will have no ownership share in Pernis refinery.
  With effect from 1 November 2013 Statoil is marketing and delivering gas from the Marcellus field to New York City.

FUEL & RETAIL

On 19 June 2012 Statoil ASA sold its 54% shareholding in Statoil Fuel & Retail ASA (SFR) to Alimentation Couche-Tard for a cash consideration of NOK 8.3 billion. Until this transaction, SFR had been fully consolidated in the Statoil Group with a 46% non-controlling interest.

Adjusted earnings from the underlying business activity in Fuel & Retail in the period from 1 January 2012 to 19 June 2012 were NOK 0.6 billion.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

Condensed statement of cash flows	For the year ended
(in NOK billion)	2013	2012	change

Cash flows from operating activities	218.9	243.3	(24.4)
Cash flows from (to) changes in working capital	(3.3)	4.6	(7.9)
Taxes paid	(114.2)	(119.9)	5.7

Cash flows provided by operating activities	101.3	128.0	(26.7)

Additions to PP&E and intangible assets	(113.3)	(111.2)	(2.1)
Financial investments	(23.2)	(12.1)	(11.1)
Other changes	(1.1)	(3.1)	2.0
Proceeds from sale of assets and businesses	27.1	29.8	(2.7)

Cash flows used in investing activities	(110.4)	(96.6)	(13.8)

Net change in finance debt	55.5	0.9	54.6
Dividend paid	(21.5)	(20.7)	(0.8)
Net current finance debt and other	(7.3)	1.6	(8.9)

Cash flows provided by (used in) financing activities	26.6	(18.2)	44.8

Net increase (decrease) in cash and cash equivalents	17.5	13.2	4.3

The statements below are related to developments in 2013 compared to 2012.

In 2013

Cash flows provided by operating activities decreased by NOK 26.7 billion. The decrease was mainly due to lower cash flows from operating activities of NOK 24.4 billion, affected by lower prices and volumes for both liquids and gas. The decrease was partly offset by lower taxes paid of NOK 5.7 billion.

Cash flows used in investing activities increased by NOK 13.8 billion, impacted by higher financial investments of NOK 11.1 billion and lower proceeds from sale of assets and businesses of NOK 2.7 billion compared to 2012. Proceeds from sale of assets and businesses received in 2013 were mainly related to the sale of certain ownership interests in licences on the Norwegian continental shelf to Wintershall and OMV. Proceeds from sale of assets and businesses received in 2012 were mainly related to the sale of interest in Gassled, NCS assets to Centrica and the sale of the 54% shareholding in SFR.

Cash flows provided by financing activities increased by NOK 44.8 billion, mainly due to a net increase in finance debt of NOK 54.6 billion, impacted by proceeds from finance debt transactions in the capital markets, amounting to USD 10.5 billion (NOK 62.6 billion). This was partly offset by changes in net current finance debt and other of NOK 8.9 billion, mainly related to collateral liabilities.

CAPITAL SPENDING

Gross investments	Fourth quarter			For the year ended
(in NOK billion)	2013	2012	change	2013	2012	change

Development and Production Norway	15.5	13.2	18%	57.3	48.6	18%
Development and Production International	12.9	13.1	(2%)	52.9	54.6	(3%)
Marketing, Processing and Renewable Energy	1.6	2.8	(44%)	5.9	6.2	(5%)
Fuel & Retail	0.0	0.0	0%	0.0	0.9	(100%)
Other	0.2	0.1	>100%	1.3	3.0	(58%)

Gross investments 1)	30.2	29.1	4%	117.4	113.3	4%

Gross investments1) amounted to NOK 30.2 billion in the fourth quarter of 2013, up 4% from the same period in 2012, mainly due to higher activity level on the NCS.

Gross investments amounted to NOK 117.4 billion for the year ended 2013, up 4% from the same period in 2012, mainly due to higher activity level on the NCS. Organic investments excluding acquisitions and financial leases amounted to NOK 114 billion for the year ended 2013. This is in line with our guidance for 2013, we expected organic investments at around USD 19 billion.

FINANCIAL INDICATORS

Financial indicators	For the year ended
(in NOK billion)	2013	2012	change

Gross interest-bearing debt 2)	182.5	119.4	63.1
Net interest-bearing debt adjusted 3)	63.7	45.1	18.6
Net debt to capital employed ratio 3)	14.0%	10.9%
Net debt to capital employed ratio adjusted 3)	15.2%	12.4%
Current financial investments	39.2	14.9	24.3
Cash and cash equivalents	85.3	65.2	20.1

Gross interest-bearing debt2) increased by NOK 63.1 billion mainly due to increased non-current finance debt of NOK 64.5 billion, primarily related to proceeds from new finance debt issued in the capital markets, amounting to USD 10.5 billion (NOK 62.6 billion). The main objectives of Statoil's capital management policy is to maintain a strong financial position and to ensure sufficient financial flexibility.

Net interest-bearing debt adjusted3) increased by NOK 18.6 billion, mainly due to an increase in gross interest-bearing debt of NOK 63.1 billion, partly offset by an increase in cash and cash equivalents and current financial investments of NOK 44.3 billion.

The net debt to capital employed ratio3) increased from 10.9% to 14.0%, mainly due to an increase in net interest-bearing debt of NOK 18.6 billion and an increase in capital employed of NOK 54.7 billion. Adjusted net debt to capital employed increased from 12.4% to 15.2% mainly due to the same factors.

Current financial investments increased by NOK 24.3 billion. Current financial investments are a part of our liquidity management and reflect mainly deposits, treasury bills and commercial papers with a maturity of more than three months.

Cash and cash equivalents increased by NOK 20.1 billion. The increase mainly reflects increased levels of deposits, treasury bills and commercial papers with a maturity of three months or less.

  Defined as additions to property, plant and equipment (including capitalised finance leases), capitalised exploration expenditure, intangible assets, long-term share investments and investments in associated companies.
  Defined as non-current and current finance debt.
  In the calculation of adjusted net interest-bearing debt, we make certain adjustments which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2012 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Adjusted earnings (including Adjusted revenues and other income, Adjusted purchases, Adjusted operating expenses and selling, general and administrative expenses, Adjusted depreciation, amortisation and net impairment losses and Adjusted exploration expenses)
  Adjusted earnings after tax
  Return on average capital employed after tax (ROACE)
  Production cost per boe
  Net interest-bearing debt adjusted
  Net debt to capital employed ratio
  Net debt to capital employed ratio adjusted

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:

  Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
  Periodisation of inventory hedging effect: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.
  Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.
  Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
  Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortisation and impairment line items.
  Gain or loss from sales is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
  Internal unrealised profit on inventories: Volumes derived from equity oil on inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact Net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
  Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure adjusted earnings after tax excludes net financial items (the principal line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

We use ROACE, which management believes provides useful information, both for the company and investors, regarding performance for the period under evaluation because it measures the return on capital employed regardless of whether financing is through equity or debt. We make regular use of this measure to evaluate our operations. Our use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Calculation of numerator and denominator used in ROACE calculation	31 December
(in NOK billion, except percentages)	2013	2012

Net Income (last 12 months)	39.2	69.5
Net Financial Items Adjusted (last 12 months)	(4.6)	(2.3)
Tax on Financial Items (last 12 months)	9.2	(0.1)

Net Income adjusted for Financial Items after Tax (A1)	43.9	67.0

Adjusted Earnings after Tax (last 12 months) (C1)	46.4	55.1

Calculated Average Capital Employed:
Average Capital Employed before Adjustments (B1)	386.6	357.7
Average Capital Employed (B2)	392.3	363.1

Calculated ROACE:
Calculated ROACE based on Average Capital Employed before Adjustments (A1/B1)	11.3%	18.7%
Calculated ROACE based on Adjusted Earnings after Tax and Capital Employed (C1/B2)	11.8%	15.2%

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

	For the three months ended
Reconcilliation of overall operating expenses to production cost	2013				2012
(in NOK billion)	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec

Operating expenses, Statoil Group	17.6	16.4	18.1	22.8	14.7

Deductions of costs not relevant to production cost calculation
Operating expenses in Business Areas non-upstream	7.0	6.0	6.4	10.9	5.8

Total operating expenses upstream	10.7	10.4	11.6	11.9	8.9

1) Operation over/underlift	(0.2)	(0.5)	0.6	0.5	(0.8)
2) Transportation pipeline/vessel upstream	1.6	1.7	1.8	2.3	1.5
3) Miscellaneous items	1.7	1.3	1.2	1.2	0.5

Total operating expenses upstream for cost per barrel calculation	7.6	8.0	8.0	7.9	7.7

Entitlement production used in the cost per barrel calculation (mboe/d)	1,723	1,666	1,714	1,774	1,813
Equity production used in the cost per barrel calculation (mboe/d)	1,945	1,852	1,967	1,998	2,032

1) Exclusion of the effect from the over-underlift position in the period.
2) Transportation costs are excluded from the unit of production cost calculation.

3) Consists of royalty payments, removal/abandonment estimates, reversal of provision related to the discontinued part of the early retirement pension and the guarantee in connection with the Veslefrikk field which are not part of the operating expenses related to production of oil and natural gas in the period.

	Entitlement production		Equity production
Production cost	31-Dec		31-Dec
(in NOK per boe)*	2013	2012	2013	2012

Production cost per boe	50	48	44	42

* Production cost per boe is calculated as the Total operating expenses upstream for the last four quarters divided by the production volumes (mboe/d multiplied by number of days) for the corresponding period.

The calculated net debt to capital employed ratio is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to gross interest-bearing debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	At 31 December
(in NOK billion, except percentages)	2013	2012	2011

Shareholders' equity	355.5	319.2	278.9
Non-controlling interests	0.5	0.7	6.2

Total equity (A)	356.0	319.9	285.2

Current finance debt	17.1	18.4	19.8
Non-current finance debt	165.5	101.0	111.6

Gross interest-bearing debt (B)	182.5	119.4	131.5

Cash and cash equivalents	85.3	65.2	55.3
Current financial investments	39.2	14.9	5.1

Cash and cash equivalents and current financial investments (C)	124.5	80.1	60.4

Net interest-bearing debt before adjustments (B1) (B-C)	58.1	39.3	71.0

Other interest-bearing elements 1)	7.1	7.3	6.9
Marketing instruction adjustment 2)	(1.3)	(1.2)	(1.4)
Adjustment for project loan 3)	(0.2)	(0.3)	(0.4)

Net interest-bearing debt adjusted (B2)	63.7	45.1	76.0

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	414.0	359.2	356.1
Capital employed adjusted (A+B2)	419.7	365.0	361.2

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1)	14.0%	10.9%	19.9%
Net debt to capital employed adjusted (B2/(A+B2)	15.2%	12.4%	21.1%

1) Adjustments to other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring a.s. classified as current financial investments.
2) Marketing instruction adjustment is adjustment to gross interest-bearing debt due to the SDFI part of the financial lease in the Snøhvit vessels are included in Statoil's Consolidated balance sheet.
3) Adjustment for project loan is adjustment to gross interest-bearing debt due to the BTC project loan structure.

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line items included in the net operating income subtotal.

Statoil group

Items impacting net operating income	Fourth quarter		For the year ended
(in NOK billion)	2013	2012	2013	2012

Net operating income	43.9	45.8	155.5	206.6

Total revenues and other income	(2.3)	2.2	(4.9)	(9.8)
Change in Fair Value of derivatives	4.7	1.0	5.8	3.5
Periodisation of inventory hedging effect	0.4	(0.2)	0.3	0.1
Over/Underlift	(0.5)	(0.1)	0.7	(0.7)
Other Adjustments	1.2	0.0	1.4	0.0
Gain/loss on sale of assets	(10.5)	(0.0)	(16.9)	(14.3)
Provisions	0.0	0.0	4.3	0.0
Eliminations	2.4	1.5	(0.4)	1.6

Purchases [net of inventory variation]	(0.8)	0.6	(0.6)	(0.1)
Operational Storage effects	(0.2)	0.6	(0.1)	(0.1)
Other Adjustments	(0.6)	0.0	(0.6)	0.0

Operating expenses	(0.1)	(0.4)	6.1	(3.6)
Over/Underlift	(0.1)	(0.4)	(0.0)	(0.1)
Other Adjustments 1)	0.0	(0.1)	0.7	(3.3)
Gain/loss on sale of assets	0.1	(0.0)	0.0	(0.0)
Provisions	0.0	0.0	5.3	0.0
Cost accrual changes	0.0	0.0	0.0	(0.2)

Selling, general and administrative expenses	0.0	(0.2)	(0.5)	(0.9)
Impairment	0.0	(0.2)	0.0	(0.2)
Other Adjustments 1)	0.0	0.0	0.0	(0.6)
Provisions	0.0	0.0	(0.5)	0.0
Cost accrual changes	0.0	0.0	0.0	(0.1)

Depreciation, amortisation and impairment	1.2	0.5	6.8	1.2
Impairment	1.4	0.5	7.0	1.2
Reversal of Impairment	(0.2)	0.0	(0.2)	0.0

Exploration expenses	0.3	0.0	0.8	(0.2)
Impairment	0.3	0.0	0.8	0.0
Other Adjustments	0.0	0.0	0.0	(0.2)

Sum of adjustments	(1.6)	2.6	7.7	(13.3)

Adjusted earnings	42.3	48.3	163.1	193.2

1) Other adjustments in 2012 include NOK 3.7 billion (Operating expenses) and NOK 0.6 billion (Selling, general administrative expenses) related to the reversal of a provision related to the discontinued part of the early retirement pension.

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income		Fourth quarter		For the year ended
(in NOK billion)		2013	2012	2013	2012

Net operating income (NOI)	A	43.9	45.8	155.5	206.6
Tax on NOI	B	27.4	32.5	108.4	137.1

NOI after tax	C = A-B	16.5	13.2	47.1	69.4

Adjustments	D	(1.6)	2.6	7.7	(13.3)
Tax on adjustments	E	3.9	0.7	8.4	0.9

Adjusted earnings after tax	F = C+D-E	11.0	15.1	46.4	55.1

Net financial items	G	(4.1)	0.1	(17.0)	0.1
Tax on net financial items	H	(2.3)	0.4	(9.2)	0.1

Net income	I = C+G-H	14.8	13.0	39.2	69.5

END NOTES

  The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
  The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.
  Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
  Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.
  These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.
  Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be at an arms-length basis.
  The production guidance for 2014 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.
  The Group's average invoiced gas price includes volumes sold by the Marketing, Processing and Renewable energy segment.
  The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas.
  As of fourth quarter 2013, entitlement production from the upstream segment in the US is presented net of royalties. Going forward, this will be the presentation format applied. Historical information is aligned with the current presentation to provide comparable figures.
  Production cost are calculated based on entitlement volumes net of US royalties.

FORWARD-LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "aim", "ambition", "believe", "continue", "could", "estimate", "expect", "focus", "intend", "likely", "may", "outlook", "plan", "potential", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions, projects and discoveries, such as discoveries in the Bay du Nord prospect in the Flemish Pass Basin offshore Newfoundland as well as on the NCS; the termination of the full-scale carbon capture project at Mongstad; Statoil's interest in the OMV-operated Wisting Central oil discovery in the Hoop area; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments and gas transport commitments are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Financial Risk update".

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; Euro-zone uncertainty; global political events and actions, including war, terrorism and sanctions; security breaches, including breaches of our digital infrastructure (cybersecurity); changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; failure to meet our ethical and social standards; an inability to attract and retain personnel; relevant governmental approvals (including in relation to the agreement with Wintershall); industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

CONDENSED INTERIM FINANCIAL STATEMENTS

Fourth quarter 2013

CONSOLIDATED STATEMENT OF INCOME
	For the three months ended 31 December		For the year ended 31 December

(unaudited, in NOK billion)	2013	2012	2013	2012

Revenues	147.8	158.7	619.4	704.3
Net income from associated companies	0.1	0.4	0.1	1.7
Other income	10.5	1.0	17.8	16.0

Total revenues and other income	158.4	160.1	637.4	722.0

Purchases [net of inventory variation]	(70.3)	(77.2)	(307.5)	(364.5)
Operating expenses	(17.6)	(14.7)	(75.0)	(61.2)
Selling, general and administrative expenses	(3.0)	(1.9)	(9.2)	(11.1)
Depreciation, amortisation and net impairment losses	(18.7)	(15.8)	(72.4)	(60.5)
Exploration expenses	(4.9)	(4.7)	(18.0)	(18.1)

Net operating income	43.9	45.8	155.5	206.6

Net financial items	(4.1)	0.1	(17.0)	0.1

Income before tax	39.8	45.9	138.4	206.7

Income tax	(25.0)	(32.9)	(99.2)	(137.2)

Net income	14.8	13.0	39.2	69.5

Attributable to equity holders of the company	14.8	13.0	39.9	68.9
Attributable to non-controlling interests	0.0	0.0	(0.6)	0.6

Basic earnings per share (in NOK)	4.66	4.08	12.53	21.66
Diluted earnings per share (in NOK)	4.64	4.07	12.50	21.60
Dividend declared and paid per ordinary share	-	-	6.75	6.50
Weighted average number of ordinary shares outstanding (millions)	3,179.3	3,180.4	3,180.7	3,181.5

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	For the three months ended 31 December		For the year ended 31 December
(unaudited, in NOK billion)	2013	2012	2013	2012

Net income	14.8	13.0	39.2	69.5

Actuarial gains (losses) on defined benefit pension plans	(1.4)	4.4	(5.9)	5.5
Income tax effect on income and expense recognised in OCI	0.2	(1.2)	1.5	(1.5)
Items that will not be reclassifed to statement of income	(1.2)	3.2	(4.4)	4.0

Foreign currency translation differences	3.0	(5.1)	22.9	(11.9)
Items that may be subsequently reclassified to statement of income	3.0	(5.1)	22.9	(11.9)

Other comprehensive income	1.8	(1.9)	18.5	(7.9)

Total comprehensive income	16.6	11.1	57.7	61.6

Attributable to equity holders of the company	16.6	11.1	58.3	61.0
Attributable to non-controlling interests	0.0	0.0	(0.6)	0.6

CONSOLIDATED BALANCE SHEET
	At 31 December	At 31 December
(unaudited, in NOK billion)	2013	2012

ASSETS
Property, plant and equipment	487.4	439.1
Intangible assets	91.5	87.6
Investments in associated companies	7.4	8.3
Deferred tax assets	8.2	3.9
Pension assets	5.3	9.4
Derivative financial instruments	22.1	33.2
Financial investments	16.4	15.0
Prepayments and financial receivables	8.5	4.9

Total non-current assets	646.8	601.4

Inventories	29.6	25.3
Trade and other receivables	81.8	74.0
Derivative financial instruments	2.9	3.6
Financial investments	39.2	14.9
Cash and cash equivalents	85.3	65.2

Total current assets	238.8	183.0

Total assets	885.6	784.4

EQUITY AND LIABILITIES
Shareholders' equity	355.5	319.2
Non-controlling interests	0.5	0.7

Total equity	356.0	319.9

Finance debt	165.5	101.0
Deferred tax liabilities	71.0	81.2
Pension liabilities	22.3	20.6
Provisions	101.7	95.5
Derivative financial instruments	2.2	2.7

Total non-current liabilities	362.7	301.0

Trade and other payables	95.6	81.8
Current tax payable	52.8	62.2
Finance debt	17.1	18.4
Derivative financial instruments	1.5	1.1

Total current liabilities	166.9	163.5

Total liabilities	529.6	464.5

Total equity and liabilities	885.6	784.4

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited, in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2012	8.0	40.6	270.8	(0.2)	319.2	0.7	319.9
Net income for the period			39.9		39.9	(0.6)	39.2
Other comprehensive income			(4.4)	22.9	18.5		18.5
Dividends paid			(21.5)		(21.5)		(21.5)
Other equity transactions		(0.3)	(0.3)		(0.6)	0.4	(0.2)

At 31 December 2013	8.0	40.3	284.5	22.7	355.5	0.5	356.0

At 31 December 2011	8.0	40.7	218.5	11.7	278.9	6.3	285.2
Net income for the period			68.9		68.9	0.6	69.5
Other comprehensive income			4.0	(11.9)	(7.9)		(7.9)
Dividends paid			(20.7)		(20.7)		(20.7)
Other equity transactions		(0.1)	0.1		0.0	(6.2)	(6.2)

At 31 December 2012	8.0	40.6	270.8	(0.2)	319.2	0.7	319.9

CONSOLIDATED STATEMENT OF CASH FLOWS
	For the year ended 31 December
(unaudited, in NOK billion)	2013	2012

Income before tax	138.4	206.7

Depreciation, amortisation and net impairment losses	72.4	60.5
Exploration expenditures written off	3.1	3.1
(Gains) losses on foreign currency transactions and balances	4.8	3.3
(Gains) losses on sales of assets and other items	(19.9)	(21.9)
(Increase) decrease in non-current items related to operating activities	8.8	(7.4)
(Increase) decrease in net derivative financial instruments	11.7	(1.1)
Interest received	2.1	2.6
Interest paid	(2.5)	(2.5)

Taxes paid	(114.2)	(119.9)

Adjustments for working capital items:
(Increase) decrease in inventories	(1.1)	0.8
(Increase) decrease in trade and other receivables	(11.9)	10.8
Increase (decrease) in trade and other payables	9.7	(7.0)

Cash flows provided by operating activities	101.3	128.0

Additions to property, plant and equipment	(103.3)	(94.8)
Capitalised interest paid	(1.1)	(1.2)
Exploration expenditures capitalised and additions to other intangibles	(10.0)	(16.4)
(Increase) decrease in financial investments	(23.2)	(12.1)
(Increase) decrease in non-current loans granted and other non-current items	0.0	(1.9)
Proceeds from sale of assets and businesses	27.1	29.8

Cash flows used in investing activities	(110.4)	(96.6)

New finance debt	62.8	13.1
Repayment of finance debt	(7.3)	(12.2)
Dividend paid	(21.5)	(20.7)
Net current finance debt and other	(7.3)	1.6

Cash flows provided by (used in) financing activities	26.6	(18.2)

Net increase (decrease) in cash and cash equivalents	17.5	13.2

Effect of exchange rate changes on cash and cash equivalents	2.9	(1.9)
Cash and cash equivalents at the beginning of the period (net of overdraft)	64.9	53.6

Cash and cash equivalents at the end of the period (net of overdraft)	85.3	64.9

At 31 December 2013 the amount of net bank overdraft has been rounded to zero. At 31 December 2012 Cash and cash equivalents included a net bank overdraft of NOK 0.3 billion.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

1 ORGANISATION AND BASIS OF PREPARATION

General information and organisation
Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group's (Statoil's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's condensed interim financial statements for the fourth quarter of 2013 were authorised for issue by the board of directors on 6 February 2014.

Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented.

A description of the significant accounting policies is included in the Statoil annual financial statements for 2012, and applies to these condensed interim financial statements except for certain updated policies as outlined in the below description of standards and amendments implemented on 1 January 2013.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable period have been restated to conform to current period presentation.

The condensed interim financial statements are unaudited.

The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

Standards and amendments implemented on 1 January 2013
The accounting standards and standard amendments applicable to Statoil and listed in the following three paragraphs were implemented on 1 January 2013. None of these standards and amendments has materially impacted Statoil's financial statements upon implementation, although certain line items have been affected. Except for IFRS 13 Fair Value Measurement, the standards and amendments require retrospective implementation, but have been assessed to be immaterial as regards their impact on Statoil's financial statements for previous reporting periods. Consequently prior periods' information has not been restated to reflect the impact of the implemented standards and amendments.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, their respective transition guidance amendments and the amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures have been implemented by Statoil simultaneously in the condensed interim financial statements. EU endorsement of these standards and amendments establishes an effective date of 1 January 2014, however, Statoil has in this instance elected early adoption of the standards as of 1 January 2013, which is the IASB's effective date of the standards. IFRS 10 introduces a new model in which entities are determined to be controlled by Statoil, and consolidated in Statoil's financial statements, when Statoil has power over the entity, ability to use that power to affect the entity's returns, and exposure to, or rights to, variable returns from its involvement with the entity. The standard's control model applies to all entities and requires judgment to determine whether an entity is controlled by Statoil and should be consolidated when there is less than a majority of voting rights, or whether there is a loss of control. Adoption of the standard has not led to significant changes in entities deemed to be controlled by Statoil. IFRS 11 introduces a substance over form approach that requires judgment in evaluating joint control and requires the unanimous consent of all the parties, or of a group of parties that collectively control an arrangement, for it to be defined as jointly controlled and for IFRS 11 to apply. The standard provides that Statoil accounts for joint operations, in which the group has rights to the assets and the liabilities of the joint operation, similar to the proportionate consolidation method. Joint ventures, in which Statoil has rights to the net assets, are accounted for using the equity method. Statoil has not identified significant entities or activities within the scope of IFRS 11 that are accounted for differently under the new standard. Those of Statoil's exploration and production licence activities that are within the scope of the standard are accounted for in a manner similar to proportionate consolidation.

The amendments to IAS 19 Employee benefits have upon adoption replaced interest cost and expected return on plan assets of defined benefit plans with a net interest amount which is calculated by applying the discount rate to the net defined benefit liability (asset). The difference between net interest income and actual return is recognised in Other comprehensive income. The net interest element continues to be presented in the statement of income as part of net pension cost within Net operating income.

IFRS 13 Fair Value Measurement, the amendments to IAS 1 Presentation of Financial Statements, the amendments to IFRS 7 Financial Instruments: Disclosures, and the Improvements to IFRSs (2009 - 2011) have also been implemented without material impact for the condensed interim financial statements.

There have been no other significant accounting policy changes in 2013 compared to the annual financial statements for 2012.

Use of estimates
The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 SIGNIFICANT EVENTS

In the fourth quarter of 2013 Statoil entered into an agreement with SOCAR and BP to divest 10% working interest of its 25.5% share in the Shah Deniz and the South Caucasus Pipeline. SOCAR and BP will pay a cash consideration of NOK 8.8 billion (USD 1.45 billion). The transactions will be recognised in the Development and Production International (DPI) segment and in the Marketing, Processing and Renewable Energy (MPR) segment at the time of closing, which is expected to be in the first half of 2014. Statoil expects to recognise a gain from the transaction in the range of NOK 5.5 to NOK 7.0 billion.

In the fourth quarter of 2013 a sales transaction with OMV, entered into in August 2013, to sell certain ownership interests in licences on the Norwegian continental shelf (NCS) and the United Kingdom continental shelf was closed and Statoil recognised a total gain of NOK 10.1 billion. The gain has been presented in the line item Other income in the Consolidated statement of income. In the segment reporting the gain has been presented in the Development and Production Norway (DPN) segment and in the DPI segment in Revenues third party and Other income with NOK 6.6 billion and NOK 3.5 billion respectively. The part of the transaction covering assets on the NCS was tax exempt under the rules in the Norwegian Petroleum Tax system.

In the third quarter of 2013 a sales transaction with Wintershall for certain ownership interests in licences on the NCS was closed and Statoil recognised a gain of NOK 6.4 billion. The gain was presented in the line item Other income in the Consolidated statement of income. In the segment reporting the gain was presented in the DPN segment in Revenues third party and Other income. The transaction was tax exempt under the rules in the Norwegian Petroleum Tax system.

In the second quarter of 2013 a redetermination of the Ormen Lange Unit was concluded and as a result Statoil's ownership share was reduced by 3.57% to 25.35%. The volumes lifted on the reduced interest and the related operating expenses are being re-distributed in the make-up period which started on 1 July 2013 and are accounted for on a prospective basis.

3 SEGMENTS

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN); Development and Production North America (DPNA); Development and Production International (DPI); Marketing, Processing and Renewable Energy (MPR); and Other. The Fuel and Retail segment (FR) was sold on 19 June 2012.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been combined into one reporting segment, Development and Production International. This combination into one reporting segment has its basis in similar economic characteristics, the nature of products, services and production processes, as well as the type and class of customers and the methods of distribution.

The Eliminations section includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the three and twelve months ended 31 December 2013 and 2012 is presented below. The measurement basis of segment profit is Net operating income. In the table below, deferred tax assets, pension assets and non-current financial assets are not allocated to segments.

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Three months ended 31 December 2013
Revenues third party and Other income	2.7	7.3	148.1	0.3	-	-	158.3
Revenues inter-segment	50.1	17.7	0.3	0.1	-	(68.1)	0.0
Net income (loss) from associated companies	0.0	0.1	0.1	0.0	-	-	0.1

Total revenues and other income	52.8	25.1	148.4	0.3	-	(68.1)	158.4

Net operating income	37.2	6.1	3.3	(0.3)	-	(2.4)	43.9

Significant non-cash items recognised
- Depreciation and amortisation	7.9	8.5	0.6	0.3	-	0.0	17.4
- Provisions	0.0	0.3	0.0	0.0	-	0.0	0.3
- Net impairment losses (reversals)	0.0	1.2	0.0	0.0	-	0.0	1.2
- Unrealised (gain) loss on commodity derivatives	4.6	0.0	(0.1)	0.0	-	0.0	4.5
- Exploration expenditures written off	0.2	1.4	0.0	0.0	-	0.0	1.6

Additions to PP&E, intangibles and associated companies	15.5	12.9	1.6	0.2	-	-	30.2

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Three months ended 31 December 2012
Revenues third party and Other income	(0.3)	6.5	153.2	0.3	-	-	159.7
Revenues inter-segment	52.5	13.6	0.2	0.0	-	(66.3)	0.0
Net income (loss) from associated companies	0.0	0.3	0.1	0.0	-	-	0.4

Total revenues and other income	52.2	20.4	153.5	0.3	-	(66.3)	160.1

Net operating income	37.6	5.7	4.0	0.0	-	(1.5)	45.8

Significant non-cash items recognised
- Depreciation and amortisation	7.8	6.6	0.7	0.2	-	0.0	15.3
- Net impairment losses (reversals)	0.0	0.0	0.5	0.0	-	0.0	0.5
- Unrealised (gain) loss on commodity derivatives	0.5	(0.2)	0.8	0.0	-	0.0	1.1
- Exploration expenditures written off	0.3	0.1	0.0	0.0	-	0.0	0.4

Additions to PP&E, intangibles and associated companies	13.1	13.1	2.8	0.1	-	-	29.1

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Twelve months ended 31 December 2013
Revenues third party and Other income	9.4	16.5	610.3	1.0	-	-	637.2
Revenues inter-segment	192.7	65.4	1.0	0.1	-	(259.1)	0.0
Net income (loss) from associated companies	0.1	0.0	0.1	0.0	-	-	0.1

Total revenues and other income	202.2	81.9	611.4	1.0	-	(259.1)	637.4

Net operating income	137.1	16.4	2.6	(1.1)	-	0.4	155.5

Significant non-cash items recognised
- Depreciation and amortisation	31.6	29.8	2.7	1.2	-	0.0	65.4
- Provisions	0.8	4.6	4.1	0.0	-	0.0	9.5
- Net impairment losses (reversals)	0.6	2.1	4.3	0.0	-	0.0	7.0
- Unrealised (gain) loss on commodity derivatives	5.6	0.0	(0.1)	0.0	-	0.0	5.5
- Exploration expenditures written off	0.3	2.8	0.0	0.0	-	0.0	3.1

Investments in associated companies	0.2	4.8	2.3	0.2	-	-	7.4
Non-current segment assets	247.6	286.5	39.3	5.6	-	-	578.9
Non-current assets, not allocated to segments							60.5

Total non-current assets							646.8

Additions to PP&E, intangibles and associated companies	57.3	52.9	5.9	1.3	-	-	117.4

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Fuel and Retail	Eliminations	Total

Twelve months ended 31 December 2012
Revenues third party and Other income	7.7	24.3	646.8	1.3	40.2	-	720.3
Revenues inter-segment	213.0	54.5	22.2	0.0	1.5	(291.2)	0.0
Net income (loss) from associated companies	0.1	1.2	0.4	0.0	0.0	-	1.7

Total revenues and other income	220.8	80.0	669.4	1.3	41.7	(291.2)	722.0

Net operating income	161.7	21.5	15.5	2.6	6.9	(1.6)	206.6

Significant non-cash items recognised
- Depreciation and amortisation	29.2	26.2	2.4	0.9	0.6	0.0	59.3
- Net impairment losses (reversals)	0.6	0.0	0.6	0.0	0.0	0.0	1.2
- Unrealised (gain) loss on commodity derivatives	1.4	0.0	1.8	0.0	0.0	0.0	3.2
- Exploration expenditures written off	0.8	2.3	0.0	0.0	0.0	0.0	3.1

Investments in associated companies	0.2	4.8	3.2	0.1	-	-	8.3
Non-current segment assets	235.4	248.3	38.5	4.5	-	-	526.7
Non-current assets, not allocated to segments							66.4

Total non-current assets							601.4

Additions to PP&E, intangibles and associated companies	48.6	54.6	6.2	3.0	0.9	-	113.3

Effective from the fourth quarter of 2013, revenues generated by the upstream segment in the United States is reported net of royalty interest. This change does not result in a change in the Net operating income. Historical information is aligned to the current presentation.

The segment data for DPN has been influenced by the Wintershall and OMV transactions discussed in note 2 Significant events and the onerous contract provision discussed in note 8 Provisions, commitments, contingent liabilities and contingent assets. In the fourth quarter of 2013 the fair value estimates of certain earn-out agreements were reduced by NOK 4.6 billion primarily due to a reassessment of the risk factors included in the valuation model. The contracts and the expected nominal future gross cash flows are unchanged.

The segment data for DPI has been influenced by the OMV transaction discussed in note 2 Significant events and provisions related to an ownership share redetermination process discussed in note 8 Provisions, commitments, contingent liabilities and contingent assets.

The segment data for MPR has been influenced by the onerous contract provision discussed in note 8 Provisions, commitments, contingent liabilities and contingent assets and impairment losses related to refineries in the third quarter of 2013. The basis for the impairment losses is value in use estimates triggered by lower future expected refining margins.

4 FINANCIAL ITEMS AND BONDS

	For the three months ended 31 December		For the year ended 31 December
(in NOK billion)	2013	2012	2013	2012

Net foreign exchange gains (losses)	(1.4)	0.5	(8.6)	0.8
Interest income and other financial items	0.7	0.6	3.6	1.8
Gains (losses) derivative financial instruments	(1.7)	0.5	(7.4)	3.0
Interest and other finance expenses	(1.7)	(1.5)	(4.6)	(5.5)

Net financial items	(4.1)	0.1	(17.0)	0.1

In 2013 Statoil issued bonds for a total amount of NOK 62.6 billion. The bonds have maturities of 5-30 years and were issued in the following currencies: USD 7.3 billion, EUR 1.65 billion, GBP 0.35 billion and NOK 3 billion.

All of the bonds are unconditionally guaranteed by Statoil Petroleum AS.

5 INCOME TAX

	For the three months ended 31 December		For the year ended 31 December
(in NOK billion)	2013	2012	2013	2012

Income before tax	39.8	45.9	138.4	206.7
Income tax	(25.0)	(32.9)	(99.2)	(137.2)
Equivalent to a tax rate of	62.9%	71.6%	71.7%	66.4%

The tax rate for the three months ended 31 December 2013 was primarily influenced by the tax exempted gain on the Norwegian continental shelf (NCS) as described in note 2 Significant events. The tax rate for the year ended 31 December 2013 was primarily influenced by costs and impairments, including onerous contract provisions and losses on financial items, subject to lower than average tax rates. This was partly offset by the tax exempted gains on the NCS.

6 PENSIONS

In the fourth quarter of 2013 Statoil implemented new disability tables for pension plans in Norway. The new disability tables align with the actual disability risk for Statoil in Norway. The implementation of the new tables resulted in a decrease in defined benefit obligations of NOK 1.6 billion. The updated economic assumptions in the fourth quarter of 2013 resulted in a net increase of NOK 4.7 billion in defined benefit obligations. The return on plan assets during 2013 was NOK 3.9 billion higher than the discount rate.

In the third quarter of 2013 Statoil implemented new mortality tables for collective pension funds which were issued by The Financial Supervisory Authority of Norway (Finanstilsynet) as a result of the increased life expectancy in the Norwegian population. The new mortality tables have been assessed to represent the best estimate when calculating pension liabilities for plans in Norway. The new tables resulted in an increase in defined benefit obligations of NOK 7.4 billion.

All impacts discussed above together with other experience adjustments are in total a net actuarial loss of NOK 5.9 billion. This has been recognised in Other comprehensive income during 2013.

7 PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

(in NOK billion)	Property, plant and equipment	Intangible assets

Balance at 31 December 2012	439.1	87.6
Additions *	112.0	8.7
Transfers	7.0	(7.0)
Disposals	(16.9)	(1.5)
Expensed exploration expenditures and impairment losses	-	(3.1)
Depreciation, amortisation and net impairment losses	(72.3)	(0.1)
Effect of foreign currency translation adjustments	18.5	6.9

Balance at 31 December 2013	487.4	91.5

*net of the Ormen Lange redetermination.

8 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

Through its ownership in OML 128 in Nigeria, Statoil is party to an ownership interest redetermination process for the Agbami field, for which the outcome is uncertain. Statoil has disputed certain aspects of the basis for the redetermination, and an arbitration process has been initiated in the fourth quarter of 2013. The exposure for Statoil at year-end 2013 has been estimated to approximately USD 0.7 billion. Statoil has made provisions based on its best estimate for the redetermination process. The provision has been reflected within Provisions in the Consolidated balance sheet at fourth quarter and 2013 year-end.

A number of Statoil`s long-term gas sales agreements contain price review clauses. Certain counterparties have requested arbitration in connection with price review claims. The related exposure for Statoil has been estimated to an amount equivalent to approximately NOK 6.9 billion for gas delivered prior to the end of fourth quarter 2013. Statoil has provided for its best estimate related to these contractual gas price disputes in the interim financial statements, with the impact to the Consolidated statement of income reflected as revenue reduction.

In the first quarter of 2013 Statoil entered into an agreement for early termination of certain US-based terminal capacity contracts, which in combination with the fact that the unfavourable development in the US gas market and Statoil's expectation of no future utilisation of certain US-based terminal capacity contracts for the remaining contract term have been sustained over a period of time, led to the recognition of an onerous contract provision of NOK 4.9 billion within Net operating income in the Consolidated statement of income. NOK 4.1 billion of the provisions were recognised within the Marketing, Processing and Renewable Energy (MPR) segment and NOK 0.8 billion within the Development and Production Norway (DPN) segment. A limited part of the provisions is related to commitments made on behalf of and for the account and risk of the Norwegian state's direct financial interest. This has been accounted for in accordance with Statoil's policies for such expenses. NOK 4.0 billion has been reflected within Provisions in the Consolidated balance sheet, with the current portion of NOK 0.9 billion reflected in Trade and other payables. No tax asset was recognised in relation to the MPR related provisions. As a result of the recognition of the onerous contract provisions in the first quarter of 2013, all the US terminal capacity related contract commitments previously included in Statoil's year-end disclosure of long-term commitments are now provided for in the Consolidated balance sheet.

In connection with the final investment decision in December 2013 for the stage 2 development of the Shah Deniz gas field in Azerbaijan, the BP-operated consortium has entered into long-term agreements for pipeline transportation. Statoil's 25.5% share of the nominal minimum commitments as of 31 December 2013 was NOK 81.1 billion (USD 13.3 billion). The sale of Statoil's ownership interests in Shah Deniz, reducing the ownership share from 25.5% to 15.5% , announced in December 2013, will reduce the commitment by NOK 31.8 billion (USD 5.2 billion).

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. In its financial statements Statoil has provided for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

9 SUBSEQUENT EVENTS

In January 2014 Statoil entered into an agreement with the Thai exploration and production company PTTEP to divide their respective interests in the Kai Kos Dehseh oil sands project in Alberta, Canada. Statoil will pay a balancing cash consideration of USD 0.2 billion in addition to a working capital adjustment from the agreed economic date, 1 January 2013. Statoil will continue as operator and 100% owner of the Leismer and Corner development projects. PTTEP will own 100% of the Thornbury, Hangingstone and South Leismer areas. The agreement is subject to customary regulatory approvals in Canada. The transaction will be recognised in the Development and Production International segment at the time of closing, which is expected in the third quarter of 2014.

HSE ACCOUNTING

HSE accounting for 2013

Over the past years we have developed and begun to implement a comprehensive programme to improve our ability to evaluate and control risk, with the ultimate goal of preventing incidents and improving our safety performance. The four strategic HSE priorities adopted by Statoil in 2008 continue to provide the framework for delivery on our HSE policy commitments.

These strategic HSE priorities are:

  Compliance and Leadership
  Improved risk management
  Harmonisation and simplification of work processes and management systems
  A stronger focus on technical barriers and integrity

Statoil's long-term safety goal is to achieve a serious incident frequency (SIF) of 0.5 or below by 2015. In 2013, our serious incident frequency performance improved, with a decrease from 1.0 in 2012 to 0.8 in 2013. Given the continuous improvement in SIF the last years, Statoil remain committed to stay with our ambitious SIF goal for 2015.

Scope of reporting
Statoil applies a risk based approach to the recording and reporting of our HSE data, whereby we extend our sphere of influence beyond what is considered within our operational control. The following text summarises the scope of our HSE performance reporting presented within this report.

Statoil reports health and safety incident data for all our operated assets, facilities and vessels; including all subsidiaries and operations where we are the technical service provider. We extend this scope of reporting to cover contracted drilling rigs, flotels and vessels; the transportation of products and personnel, projects and modifications.

The key performance indicators are reported quarterly at corporate level for Statoil employees and contractors. Statistics on our employees' sickness absence are reported annually at corporate level.

Historical data include figures related to acquired operations from the acquisition date. Correspondingly, figures related to divested operations are included up to the divestment date.

The chief executive committee submits the HSE results and associated assessments to the board together with the group's quarterly financial results. We communicate key results internally and externally.

Key Safety Results
Our group-wide key HSE performance indicators routinely reported in our 4th quarter results are:

  Serious Incident Frequency (SIF)
  Total recordable incident frequency (TRIF)
  Lost time incident frequency (LTIF)
  Sickness and absence
  Oil spills

During 2013, our operations account for 131 million work hours (including contractors). These work hours form the basis for the frequency indicators in the HSE accounting. Contractors handle a large proportion of the assignments for which Statoil is responsible as operator or principal enterprise.

The brutal terrorist attack on In Amenas 16 January resulted in 5 fatalities and is further described in the Health, Safety and Environment section.

The overall Serious Incident Frequency (SIF) indicator decreased from 1.0 (2012) to 0.8 (2013).

The number of total recordable injuries per million work hours (TRIF) was 3.8 in 2013, the same as in 2012. A further breakdown shows:

  Contractor TRIF for 2013 at 4.6 compared with 4.3 in 2012.
  Statoil employee TRIF for 2013 at 2.2 compared with 2.7 in 2012.

The lost-time injury frequency (injuries leading to absence from work) was 1.4 in 2013, the same as in 2012.

The total number of accidental oil spills decreased from 306 in 2012 to 219 in 2013. The volume increased from 52m3 (2012) to 69 m3 in 2013.

Statoils performance indicators for HSE

TOTAL RECORDABLE INJURY FREQUENCY

Definition: The number of fatalities, lost-time injuries, cases of alternative work necessitated by an injury and other recordable injuries, excluding first-aid injuries per million working hours.

Developments: The total recordable injury frequency (including both Statoil employees and contractors) was 3.8 in 2013, the same as in 2012. The frequency for Statoil employees was down from 2.7 (2012) to 2.2 (2013), our contractor total recordable injury frequency increase from 4.3 in 2012 to 4.6 in 2013.

LOST-TIME INJURY FREQUENCY

Definition: The number of lost-time injuries and fatal accidents per million working hours.

Developments: The lost-time injury frequency (including both Statoil employees and contractors) was 1.4 in 2013, the same as in 2012. The frequency for Statoil employees decreased from 1.4 in 2012 to 1.1 in 2013, and for our contractors the lost-time injury frequency increased from 1.4 in 2012 to 1.5 in 2013.

SERIOUS INCIDENT FREQUENCY

Definition: The number of incidents of a very serious nature per million working hours (1).

Developments: The serious incident frequency (including both Statoil employees and contractors) decreased from 1.0 in 2012 to 0.8 in 2013.

(1) An incident is an event or chain of events which has caused or could have caused injury, illness and/or damage to/loss of property, the environment or a third party. Matrices for categorisation have been established where all undesirable incidents are categorised according to the degree of seriousness, and this forms the basis for follow-up in the form of notification, investigation, reporting, analysis, experience transfer and improvement.

SICKNESS ABSENCE

Definition: The total number of sickness absence hours as percentage of planned working hours (Statoil employees)(2).

Developments: The sickness absence was 3.7 % in 2013, the same as in 2012.

(2) Since 2010 Statoil have calculated sickness absence as a percentage of planned working hours. Previous years sickness absence was calculated as a percentage of planned working days.

OIL SPILLS

Definition: Unintentional oil spills to the natural environment from Statoil operations (in cubic metres) (3).

Developments: The number of unintentional oil spills decreased from 306 in 2012 to 219 in 2013. The volume increased from 52 cubic metres in 2012 to 69 cubic metres in 2013.

(3) All unintentional oil spills reaching the natural environment from Statoil operations are included in the figure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Date: February 7, 2014	By:	/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer